SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

4306, INC

(Name of Issuer)

COMMON STOCK

$0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

(CUSIP Number)

ALEXANDER ELLINSON, PRESIDENT

VOICESERVE, LTD.

80 CLIFTON STREET,

LONDON, UK EC2A 4HB

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copies to:

ANSLOW & JACLIN, LLP

195 ROUTE 9 SOUTH, SUITE 204

MANALAPAN, NJ 07726

(732) 409-1212

October 1, 2006

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1)	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

VoiceServe, Ltd.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a)	☐
	(b)	☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
100,000
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
100,000
(10) SHARED DISPOSITIVE POWER
0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

100,000

(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

(14)	TYPE OF REPORTING PERSON

CO

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of 4606, Inc., a Delaware corporation, with its principal place of business located at Cavendish House, 369 Burnt Oak Broadway, Edgware, Middlesec HA8 5AW.

This Schedule 13D relates the Stock Purchase Agreement between VoiceServe, Ltd., and 4306, Inc., pursuant to which 100,000 (or 100%) of the then outstanding 100,000common shares of the Issuer were purchased by VoiceServe, Ltd. (the “Agreement”).

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is VoiceServe, Ltd., hereinafter sometimes referred to as the “Reporting Person.” VoiceServe, Ltd. principal office is 80 Clifton Street, London, UK EC2A 4HB.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is not a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The amount of funds required to purchase all of the outstanding shares pursuant to the Agreement is $100,000 plus related fees and expenses. The source of funds were provided from the Reporting Person’s working capital.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition by the Reporting Person is a sale by the shareholder of shares of the Issuer. The purpose of the Agreement is for the Reporting Person to acquire all of the outstanding shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 100,000 of the issued and outstanding common shares of the Issuer. Such amount represented 100% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Stock Purchase Agreement between VoiceServe, Ltd. and 4306, Inc. was filed pursuant to a Current Report on Form 8-K filed with the SEC on October 5, 2006.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2006	Signature:

VOICESERVE, LTD.

By: /s/ Alexander Ellinson
Alexander Ellinson
President